Exhibit (a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

To:	All Eligible Employees

From:	Thomas A. Andruskevich

Date:	March 18, 2010

I am pleased to announce that today, Birks & Mayors Inc. launched a voluntary, one-time stock option amendment offer (the “Offer”) to allow its current employees, and subsidiaries’ employees who received certain stock option grants the opportunity to amend those options (the “Existing Options”). Only options granted under the Henry Birks & Sons Inc. Employee Stock Option Plan effective as of May 1, 1997 and amended as of June 20, 2000 or the Mayor’s Jewelers, Inc. 1991 Amended Stock Option Plan, with an exercise price per share greater than $4.00 (in the currency in which such options were granted), that remain outstanding as of the expiration of the Offer, are eligible to be amended. The amended options will have the same terms as the Existing Options except that they will have a lower exercise price, will be exercisable for a lesser number of our Class A voting shares, will have a new ten-year term, and will be subject to different terms in the event of a Change in Control or Going-Private Transaction, as such terms are defined in the document titled “Offer to Amend Certain Outstanding Options” (referred to as the “Offer to Amend”), or a liquidation or dissolution of Birks & Mayors Inc., as described in the Offer to Amend (the “Amended Options”). The amended exercise price will be equal to the greater of US$1.00 or the closing sale price of our Class A voting shares as reported on the NYSE Amex LLC on the expiration date of the Offer, which is expected to be April 16, 2010, plus 7%. The reduction in the number of Class A voting shares that can be acquired upon exercise of the Amended Options will be determined on the basis of an exchange ratio applied to Existing Options on a grant-by-grant basis. The number of Class A voting shares that will be subject to the Amended Options will depend on the per-share exercise price of the Existing Options, as follows:

Per-Share Exercise Price of Existing Options	Exchange Ratio
$4.01 to $10.00	5 to 1
Over $10.00	20 to 1

We have prepared a number of resources to help you understand the terms and conditions of the Offer. These resources include the Offer to Amend and an Election Form, together with its associated instructions. Each of these documents is attached to this email. In addition, to help you recall which of your options are eligible for amendment under this Offer and to give you the information necessary to make an informed decision, please refer to the schedule attached to this email that lists your eligible options, the grant date of your eligible options, the exercise price of your eligible options, and the number of Class A voting shares subject to your eligible options. If you did not receive a schedule of your option information or need additional copies of such schedule, you may contact Hélène Delaney by telephone at (514) 397-2573 or email at hdelaney@birksandmayors.com.

To help explain the Offer and to answer any questions you may have, employee meetings will be held on March 19, 2010, at 10:00 a.m., Eastern Standard Time at our U.S. executive office in Tamarac, Florida in the HR Conference Room 207 on the 2nd floor and at the Company’s headquarters located in Montréal in the IT Conference Room on the 4th floor. If you cannot attend in person, you may attend a conference call on March 19, 2010 at 11:00 a.m., Eastern Standard Time, with access instructions to be provided as necessary. Please inform Hélène Delaney by e-mail at hdelaney@birksandmayors.com if you are unable to attend the meeting and intend to join the conference call.

We know that the materials describing the Offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the Offer. We believe this Offer potentially is very important to you and recommend that you take the time to study the materials, ask questions if needed, and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate in the Offer, and you will retain your eligible options under their current terms and conditions. If, after reviewing the materials, you still have questions about the Offer, please contact Miranda Melfi by telephone at (514) 397-2509 or email at mmelfi@birksandmayors.com.

Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Amend. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Offer.

If you choose to participate in the Offer, you will need to deliver a completed Election Form no later than 5:00 p.m., Eastern Standard Time, on April 16, 2010 (unless the Offer is extended), to Hélène Delaney by hand delivery to 1240 Phillips Square, Montréal, Québec, Canada H3B 3H4, by fax at (514) 397-2537, or by email at hdelaney@birksandmayors.com.

If we have not received your properly completed, signed and dated Election Form before the Offer expires, you will have rejected this Offer, and you will keep your eligible options. A copy of the Election Form is included in the offer documents as well as attached to this email.

Thank you,

Thomas A. Andruskevich
President and Chief Executive Officer

Attachments:

Form of Schedule of Eligible Options

Offer to Amend Certain Outstanding Options

Election Form